Exhibit 11.2

Consent of Independent Auditor

We consent to the use in this post qualification amendment of the Regulation A Offering on Form 1-A of 1st stREIT Office Inc.of our report dated April 16, 2018, relating to our audits of the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2017, and the period from November 9, 2016, through December 31, 2016.

We also consent to the reference of our firm under the heading “Experts” in such post qualification amendment of the Regulation A Offering on the Form 1-A.

/s/ RSM US LLP

Los Angeles, California
August 31, 2018